

October 23, 2013

Via Facsimile
Mr. Mark F. Mulhern
Executive Vice President
EXCO Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82
Dallas, Texas 75251

      Re: **EXCO Resources, Inc.**
              Form 10-K for the Fiscal Year ended December 31, 2012
              Filed February 21, 2013
              Response Letter dated September 23, 2013
              File No. 1-32743

Dear Mr. Mulhern:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Financial Statements, page 81

Note 4 - Derivative financial instruments, page 94

1.   We note your response to prior comment two from our letter dated September 11, 2013, indicating you have not provided the requested information because the issuance of call options and acquisition of swaps did not involve an exchange of cash. We would like to understand the extent to which settlement amounts were or will be enhanced by these arrangements. Therefore, please quantify the various elements, as previously requested, based on the values reflected in your accounts without regard to whether your journal entries were correlated with an exchange of cash. Please also describe the salient terms

and provisions of your call options and swaps and clarify the extent to which call options exercised offset your positions on swaps. We reissue prior comment 2.

<u>Closing Comments</u>

You may contact Tracie Towner at (202) 551-3744, or Michael Fay at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief